Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-206217

September 9, 2015

Marsh & McLennan Companies, Inc.

$600,000,000 3.750% SENIOR NOTES DUE 2026

Issuer:	Marsh & McLennan Companies, Inc.

Expected Ratings / Outlook*:	Baa1 (stable) / A- (stable) (Moody’s / S&P)

Securities:	3.750% Senior Notes due 2026

Legal Format:	SEC Registered

Trade Date:	September 9, 2015

Settlement Date:	September 14, 2015 (T+3)

Maturity Date:	March 14, 2026

Principal Amount:	$600,000,000

Price to Public:	99.923% of Principal Amount, plus accrued interest, if any, from September 14, 2015

Net Proceeds to Issuer (before offering expenses):	$595,638,000

Treasury Benchmark:	2.000% due August 15, 2025

Treasury Yield:	2.179%

Spread to Treasury Benchmark:	+158 basis points

Re-Offer Yield:	3.759%

Coupon:	3.750%

Interest Payment Dates:	Semi-annually on March 14 and September 14 of each year, commencing on March 14, 2016.

Use of Proceeds	The net proceeds of this note offering will be used for general corporate purposes.

Optional Redemption:

The notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option.

If the notes are redeemed prior to December 14, 2025 (the date that is three months prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 25 basis points. If the notes are redeemed on or after December 14, 2025 (the date that is three months prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	571748AZ5 / US571748AZ55

Joint Book-Running Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	ANZ Securities, Inc. GC Securities, a division of MMC Securities Corp. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Conflicts of Interest:	GC Securities is a division of MMC Securities Corp., which is an indirect wholly owned subsidiary of Marsh & McLennan Companies, Inc. (“GC Securities”). MMC Securities Corp. is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and as such, as a result of GC Securities’ participation as an underwriter in this offering it is deemed to have a “conflict of interest” within the meaning of Rule 5121 of FINRA (“Rule 5121”). Therefore, this offering is subject to and will be conducted in accordance with Rule 5121, including the requirement that GC Securities not make sales to discretionary accounts without the prior written consent of the account holder. A qualified independent underwriter is not necessary for this offering pursuant to Rule 5121(a)(1)(C).

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Goldman, Sachs & Co. toll free at 1-866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.